

September 28, 2011

Via E-mail
Peter Scalise III
Chief Executive Officer
Mojo Ventures, Inc.
836 Grundy Avenue
Holbrook, NY 11741

> **Re: Mojo Ventures, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 27, 2010**
> **Form 8-K filed May 18, 2011**
> **Form 10-Q for the fiscal quarter ended June 30, 2011**
> **Filed August 15, 2011 as amended**
> **File No. 333-148190**

Dear Mr. Scalise:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed May 18, 2011

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1. We note your statement that the merger with Specialty Beverage and Supplement, Inc. ("SBSI") is being accounted for as a reverse acquisition and recapitalization. Please explain to us in more detail why you believe this to be the appropriate accounting treatment for this transaction. Please address the following points in your response:

    - How you determined that SBSI is the accounting acquirer in this transaction and, in doing so, provide us with your detailed analysis under ASC 805-10-55-12;

- How you considered that the shareholders of SBSI did not receive a majority of the equity interests in the combined entity;

- How you accounted for the equity interests issued to prior debt holders of SBSI; and

- Any other factors considered.

Description of Business, page 3

Business Strategy, page 5

2. Please expand your discussion to disclose when you expect to sell your products and generate revenues. If the expected timing is unknown at this time, please state this.

3. We note in the third paragraph on page 5 that you terminated production and distribution of your JOJO energy product line in 2010; however, at the bottom of page 5 you indicate that JOJO energy is a product in development. Please explain this discrepancy.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

4. Please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in the components of net income. For example, you should explain why operating expenses increased or decreased. You should also explain why you stopped sales of your JOJO energy drink in 2010.

5. You state on page 13 and in several risk factors that you are in "development stage." Either clarify what you mean by development stage or refrain from describing yourself as development stage as investors may assume that you are a development stage entity as defined by ASC 915.

6. We note that you have no assets as of December 31, 2009. Please discuss how and why you have no assets as of December 31, 2009 and whether you had assets as of the beginning of 2009 and during 2009. Please also tell us how you were able to generate $774,690 of revenues during 2009 in light of your zero asset balance at year end. Please ensure you discuss any significant transactions or changes in your business during 2009.

Liquidity and Capital Resources, page 14

7. We note that your auditors' report contains a going concern modification. In accordance with FRC 607.02, your discussion of liquidity within Management's Discussion and

Analysis should provide prominent disclosure of the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern, and you should disclose management's *viable* plans to overcome this uncertainty. Your current statements that you expect significant capital expenditures during the next 12 months and there can be no assurance that financing will be available are overly generic. Your discussion of management's plans should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. Please revise accordingly.

8. To the extent that you have material commitments for capital expenditures as of the end of the period, please describe those commitments and disclose the anticipated source of funds needed to fulfill such commitments.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page F-1

9. We note that the last paragraph in your auditors' report indicates that management's plans concerning continuing as a going concern are described in Note 3. However, it appears that management's plans are actually described in Note 2. Please revise to reference the correct footnote.

Balance Sheets, page F-2

10. We note on page 20 that all your related party debt was issued on December 31, 2010 or January 1, 2010; therefore, it is unclear as to why you present an outstanding balance as of December 31, 2009. Please explain this discrepancy and revise your financial statements accordingly.

Statements of Operations, page F-3

11. We note that you have disclosed diluted loss per share and that the weighted average number of common shares outstanding for diluted loss per share is greater than that for basic loss per share. However, we do not see any disclosure in your footnotes about your dilutive potential common shares. Please revise your disclosures to comply with ASC 260-10-50-1.

Statement of Stockholders' Equity (Deficit), page F-4

12. We note several transactions in your statement of stockholders' equity that are described as issuance of common stock for services. Please provide more detail as to these issuances of common stock, including:

- If the services were performed by employees or non-employees; and

- Disclosures required by the applicable ASC section, such as ASC 505-50-50 or ASC 718-10-50 for common stock issued for services.

13. Please explain how the conversion of founders' preferred stock to common stock results in a net increase to stockholders' equity of $25,000, which also appears to be recorded as an expense for stock issued for services.

Note 1. Summary of Significant Accounting Policies, page F-6

Property and Equipment and Depreciation, page F-7

14. Please revise your disclosures to comply with ASC 360-10-50-1.

Revenue Recognition, page F-9

15. We note that you recognize sales revenue upon shipment of good to customers. Please tell us your customary shipping terms and your justification for recognizing revenue upon shipment as opposed to delivery.

Note 4. Related Party Note Payable, page F-11

16. It appears that you have reversed the dates when disclosing the outstanding balance of your related party note payable at each year end. Please revise.

Note 5. Notes Payable, page F-11

17. We note your disclosure of the types of debt included in your line item Notes Payable. Please revise this footnote to also show the balance as of December 31, 2009. Please also revise to include the basis of conversion for your convertible bonds and convertible debentures. See Rule 5-02 (22) of Regulation S-X.

18. We additionally note that several of these bonds, notes, and loans appear to be past due as of December 31, 2010. Please revise to include whether these debts are past due and any possible consequences of such fact.

Exhibit 99.2

19. Please tell us how you presented the transfer of Mojo Shopping, LLC in your pro forma financial statements. If the balances of Mojo Shopping, LLC are included in the column labeled Mojo Shopping, Inc., tell us why you believe it is appropriate to include balances related to Mojo Shopping, LLC when you transferred all ownership interests to your former Chief Executive Officer. Given that the transfer of Mojo Shopping, LLC was consummated simultaneously with the merger, we would not object if you presented a separate column showing the transfer of Mojo Shopping, LLC, with a revised total column for Mojo Shopping Inc. without Mojo Shopping, LLC. We would then expect that the revised total column of Mojo Shopping, Inc. would be combined with SBSI.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 1

20. Please explain to us why you believe it is appropriate to provide pro forma balance sheets as of December 31, 2010 and as of March 31, 2011. Pro forma presentation should be based on the latest balance sheet included in the filing. Refer to Rule 11-02(c) of Regulation S-X.

21. Please explain to us how you considered reflecting the effects of the conversion of convertible bonds of SBSI into common stock of Mojo Ventures, Inc.

Unaudited Condensed Combined Pro Forma Statements of Stockholders' Equity, page 3

22. Please explain to us in more detail how you accounted for the reverse recapitalization of SBSI. We believe the most appropriate way to reflect a recapitalization is to retroactively restate the equity of SBSI prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the common stock received by SBSI in the merger. We believe that the shares of common stock held by Mojo Ventures, Inc. immediately prior to the merger, net of the shares canceled by your former CEO, should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former Mojo Ventures shareholders as part of the May 13, 2011 recapitalization," presented as though this were an issuance of stock on May 13, 2011. Please note that SBSI's common stock account and Mojo Ventures' accumulated deficit should be eliminated at the time of the merger through additional paid in capital, and the equity accounts of the post-merger entity should be retroactively restated for this elimination. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and ASC 260-10-55-12. Please ensure that your statement of shareholders' equity is consistent with the guidance above, or explain to us your basis in GAAP for any alternative presentation.

Exhibit 99.3

Financial Statements, page F-1

23. Please apply our comments on your annual financial statements, to the extent they are applicable, to your interim financial statements.

24. Please tell us why your notes payable to related parties as of March 31, 2011 are classified as long term liabilities given that they are due January 1, 2012. Also, the amounts disclosed in footnote 5 on page F-10 do not agree to your balance sheet. Please revise as necessary.

Exhibit 99.4

25. Please apply our comments on your pro forma financial statements for the year ended December 31, 2010, to the extent they are applicable, to your pro forma financial statements as of and for the quarter ended March 31, 2011.

Form 10-Q for the fiscal quarter ended June 30, 2011

26. Please apply all of our comments, to the extent they are applicable, to your interim financial statements and other disclosures in this Form 10-Q.

Financial Statements, page 4

27. We note that your balance sheet as of December 31, 2010 reports balances of the combined entity as presented in your pro forma financial statements on Form 8-K filed May 18, 2011. We further note that it appears that you have presented combined results of operations for periods prior to the merger. Please tell us why your historical financial statements prior to the merger are of the combined entity rather than the historical financial statements of the accounting acquirer, SBSI. We advise you that the historical balance sheet should be that of the accounting acquirer with the only pre-merger change being reclassifications between equity accounts to reflect the post-merger capital structure. We further advise you that the results of operations through the date of the merger should be the historical results of operations of the accounting acquirer, and that operations of the accounting acquiree, Mojo Shopping, Inc., should be included as of the date of the merger. Please revise all your financial statements and amend your Form 10-Q accordingly.

<u>Notes to Consolidated Financial Statements, page 7</u>

<u>Note 7 – Merger Related Costs, page 14</u>

28. We note that you have entered into an agreement with The Broadsmoore Group, LLC ("Broadsmoore") on June 7, 2011 to satisfy the outstanding monetary obligations owed by Broadsmoore under a letter of intent dated March 3, 2011. Please address the following:

- Please tell us how you initially accounted for the $500,000 note and transaction expenses in which you were obligated to deliver to Broadmoore pursuant to the letter of intent. In doing so, tell us whether you expensed or capitalized the costs owed to Broadsmoore and why.

- Tell us how you have accounted for the revised agreement in which you are now required to remit $400,000 in cash only.

<u>Item 4. Controls and Procedures, page 22</u>

<u>Evaluation of Disclosure Controls and Procedures, page 22</u>

29. If you continue to present the definition of disclosure controls and procedures, please ensure that you include the entire definition. In this regard, please also disclose that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Alternatively you may choose to omit the entire definition of disclosure controls and procedures. Refer to Exchange Act Rule 13a-15(e) and 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief